

JOIN THE BLACK MOMMA TEA & CAFE, INC COMMUNITY

Raised $1,067,450 from 1304 investors on Jun 16 2018

Snapshot   Quotes   Story   Team   Investors   Interview   Q&A

The Starbucks of the Tea Industry!

We are purveyors of teas from different countries. We source directly from the plantation, so there's no middleman. Black Momma Tea & Cafe is the physical extension of our existing brands: Black Momma Vodka, Black Momma Tea, Black Momma Agave, and Black Momma Mixers, which currently have 26,000 total customers and totaled $2.5 million in online sales last year. We're building two locations in N.Y. to create physical extensions of our e-commerce business and to jump-start our expansion.

 **Vanessa Braxton**
CEO & President



The Black Momma Tea & Cafe Story

Why you may want to invest

1 Designing & opening two new cafe locations in prime New York locations - construction underway.

2 Existing Black Momma brand products currently have 26,000 customers and totaled $2.5 million in online sales last year.

3 Our founder, Vanessa Braxton, is a retired structural engineer with experience managing an annual $350 million contracts and construction budget. With over 20 years of experience in engineering and construction, she became the first African American woman to build a Burger King in New York 22 years ago.

4 Signed Letter of Intent for Location 1: 2263 Broadhollow Rd. across the street from 9600 Student Campus.

5 Registered as a Federal Government Contractor in order to facilitate licensed locations on military bases.

6 Testing at the Radisson Hotel, a potential licensee, to carry Black Momma Tea & Cafe products in their Pronto Cafes. There are 990 Radisson Hotels worldwide.

7 Applied as a vendor and Minority Women-Owned Business for NY State OGS Food, a retail contract which supplies NY state schools, hospitals, and agencies.

Our Ambition

In five years, we hope to have 500 Black Momma Tea & Cafes that will consist of corporate stores, franchises, and licensed units. In addition, we are striving to be listed on a major exchange in the future which will allow for further expansion globally. This growth will create jobs, collaboration with new small businesses and help expand small manufacturers within the Food & Beverage industry.

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Video Transcript

63_transcripts.txt

blackmommateas.com

N.Babylon, NY

Why I Like Black Momma Tea & Cafe, Inc

I have died and gone to Black Momma heaven! I mean I love cinnamon and I knew I would love this cinnamon agave, but my goodness -- it's not just the combination, it's the agave itself that tastes amazing. I've had many other agaves and this one is just so smooth. I had to stop myself from drinking it with a spoon. It's like crack! So good.

Lori Barzvi
BLACK MOMMA CUSTOMER

THE BUZZ ABOUT BLACK MOMMA TEA & CAFE, INC

I was fortunate enough to sit next to the founder on a plane. So no, I don't know her. But after listening to her talk about it, I had to try some because it sounded amazing... and it is!! I've used it in a variety of ways for cooking, and my friends have also asked "What's that?" because it elevates whatever you're eating! I'm a new devoted fan! Healthier than sugar for sweetening. Pure ingredients. Bonus: she's one of the nicest people I've ever met. Makes sense she's created such a wonderful product.

Amazon Reviewer
Black Momma Agave Customer



Working Women's Committee Works
The Working Women's Committee met on June 27th, 28th, and 29th in Islandia, New York, the Conference was hosted by Local 252, TWU Rail Division, and was attended by our Local 505 representative Leona Taylor. Committee Chair, Gwen York, called the
June 27, 2017 @ local505.twuatd.org



CEO & President of Black Momma Brands Discussed Path to Entrepreneurship with SUNY Students
Vanessa Braxton reflects on building the first African-American owned and operated vodka brand, product expansion, and staying connected to her home state of New York Brentwood, NY - On April 19, Vanessa Braxton, CEO and president of Black
May 17, 2017 @ military-technologies.net



Santa Clarita Valley's Own Vanessa Braxton and Her Line of Black Momma Vodkas
I think I first met Vanessa Braxton at one of the two Santa Clarita Valley Wine Fests, undoubtedly one of the big players organizer Joel Fisher recruited from his uber popular LA Wine Fest. At the time Vanessa had a uniquely named vodka, Black
December 30, 2016 @ evewine101.com



Flavors of the Gaslamp | Pro Player Foundation
Past Flavors of the Gaslamp events have featured tasting stations from the some of the Gaslamp's award winning restaurants.
June 15, 2016 @ proplayerfoundation.org



Vanessa Braxton Honored by Suffolk County Supervisor
A Dix Hills woman was honored by Suffolk County at an event that recognized women business owners last month. Vanessa Braxton, owner of Black Momma Vodka, was one of the women honored who has shown a commitment to improving her
April 7, 2015 @ patch.com



Black Momma Vodka to Show the Market 'Who's Your Daddy'
You've heard that Secret deodorant is strong enough for a man, but made for a woman? Well, after that woman freshens up her underarms and heads out for an evening on the town, Vanessa Braxton hopes she'll be drinking Black Momma Vodka.
January 21, 2015 @ beveragejournalinc.com



Black Momma Vodka Sponsors Local Jack & Jill of America Chapter's All-White Affair for Charity
August 29, 2014 @ blackmommavodka.com



Vanessa Braxton Thinks Global with Black Momma Vodka
With roots that were four years in the making, the game has changed in the spirit industry since the release of Black Momma Vodka , an ultra premium vodka developed and created by Vanessa Braxton. Launched in 2013, the brand has quickly become a
August 29, 2014 @ cuisinenoirmag.com



Meet Woman in Business Vanessa Braxton, CEO of Black Momma Vodka - WE magazine for women
Meet Vanessa Braxton President/CEO Black Momma Vodka - This Woman Means Business! Tell us about your business. I'm the president and CEO of the brand Black Momma Vodka. It's a handcrafted, gluten-free vodka, distilled 5 times and filtered 5
June 1, 2014 @ wemagazineforwomen.com



Black Momma Vodka

Vanessa Braxton is the creator of Black Momma Vodka, making her the first African American woman to operate a nationally distributed vodka. Since receiving her license one year ago in April 2013, the vodka label has spread to 32 states in one year
April 14, 2014 @ ireport.cnn.com



Black Momma Vodka Sponsor Strokes 4 Hope Charity

Black Momma Vodka was a sponsor at the Strokes 4 Hope Charity Golf Tournament along with Allstate, Hertz and others to raise funding for Breast Cancer Treatment.
October 27, 2013 @ facebook.com



Black Momma Vodka is now available at Albertsons in Valencia

VALENCIA, Calif. - Sept. 11, 2013 - -- CEO &amp; Founder of The B4MC Group Vanessa Braxton announced today that Albertsons is carrying Black Momma Vodka at its Valencia location on The Old Road. "The B4MC Group is pleased to be a part of the
September 11, 2013 @ prlog.org



Black Momma Vodka closes product placement deal with Dream Factory Entertainment

VALENCIA, Calif. - March 25, 2013 - -- A chance encounter between CEO & President of the B4MC Group Vanessa Braxton and President of Dream Factory Entertainment Robert Dudelson led to Black Momma Vodka's on-screen debut in the
March 25, 2013 @ prlog.org



Black Momma Vodka Replaces Ciroc As Power 106 FM's Cali Christmas Sponsor

Black Momma Vodka, a division of the B4MC Group, is the newest sponsor for Power 106 FM's Cali Christmas Concert.
December 11, 2012 @ newswire.com

The Starbucks of Tea



Starbucks is a great purveyor of coffee, but no one is the great purveyor of tea. Black Momma Tea & Cafe wants to be that purveyor. We want the Black Momma brands to have a physical extension of our online success, just like Amazon started online and is now building stores.

We are starting to build our brick-and-mortar locations in New York and New Jersey, and want to start franchising after they're completed. Each cafe is meant to have a liquor license, so we won't just be serving tea.

Two Upcoming Locations

NY Location #1	NY Location #2
	

One site is in a nice affluent community that already has a Starbucks down the block and a Dunkin Donuts on the same side of the street in the opposite direction. There are three high schools right nearby, plus a library, bowling alley, salon, car wash, and a variety of small businesses within this busy area. This site used to be an old Taco Bell, and we're going to acquire the building, demolish it, and construct a new building with a drive thru pole.

The second location is within 12 miles of the first location. Black Momma Tea and Cafe will be in a 3,500 square foot leased space in a strip mall across the street from a university that has 9,200 students. It is also close to countless superstores including Home Depot, Target, Costco, as well as an amusement park and an airport.

Location 2 Description and Demographics



East Northport Public Library
East Northport Middle School
338 Larkfield Road
Location #1
Elwood
Commack

Old Bethpage Solid Waste Disposal Complex
SUNY Farmingdale College
Farmingdale State College
2263 Broadhollow Road
Location #2
LA FITNESS
MTA Station
Farmingdale
Pinelawn Memorial Park and Garden Mausoleums
St. Charles/ Resurrection Cemeteries
Republic Airport

This potential lease is located on a section of Route 110 where the traffic exceeds 69,000 vehicles per day. The average household income within 5 miles of the property is over $120,000, and the surrounding population within 5 miles of the property is over 310,000 people. The property is located a few doors down from Adventureland Amusement Park and across the road from Farmingdale State College, a school with an enrollment of over 9,200 students, 600 of them being residents. The property is situated 2.5 miles South from the Long Island Expressway and 2.5 miles North from the Republic Airport. The immediate surrounding area is the primarily retail with area tenants such as Costco, BJ's Wholesale, Wal-Mart, Wendy's, Chipotle, Hooters, Houlihans, Chili's, Starbucks Coffee, United Artists Theatres, Home Depot, Lowe's, Staples, Stew Leonard's, TD Bank, Target, and more.

What You'll Find in Black Momma's Tea Cafes

BMTCs will serve tea, beverages, and other products made with Black Momma's ingredients, including Rumchata, chai tea zucchini bread, Hibiscus muffins, vegan organic donuts, and chocolate truffles infused with Black Momma vodka. Vanessa has already commissioned local shops to produce products for the BM Tea Cafe.









Donuts made with BM Agave

Made with BM Agave

BM Silk Tea Bags

Corn Krush Dessert







Chai Tea Cookies

Hibiscus Muffin

SOME

BM Sour Sop & 3 Some chocolates

Vanessa is Also Bringing her Popular Products to the Storefronts

Vanessa has a successful e-commerce business selling vodka, teas, and agave on her website, Amazon, eBay, Overstock, Etsy, Walmart, Rakuten, and others. Her products currently have 26,000 customers and totaled $2.5 million in online sales last year. In addition to supplying the new cafes with her existing manufacturing business using cost plus pricing, Vanessa will also be transferring the e-commerce business over to the Black Momma Tea Cafe business.



Vodka

BLACK MOMMA
CHAI TEA
VODKA
GREEN TEA

Agave & Syrups

Loose Leaf Teas

Find her products on Amazon in the US, UK, and Hong Kong, and on eBay, Overstock, Etsy, Thrive, Tanga, Walmart, Buy Black, Rakuten, General Services Administration (GSA), and many others. Find Vanessa's products on the Home Shopping Network soon!















ABC STORES | Albertsons | amazon | CRUSTACEAN BEVERLY HILLS | WOLFGANG'S STEAKHOUSE

Celebrities Love Black Momma products, including


Celebrity Chef Curtis Stone


Amy Adams


Vince Brown, SD Chargers


VANESSA BRAXTON & JADA SMITH
Jada Pinkett Smith


VANESSA BRAXTON & DENNIS HAYSBERT
Dennis Haysbert


TRINA, TONI, & VANESSA BRAXTON
Trina and Toni Braxton


Shanice Wilson


ALFONSO RIBEIRO & VANESSA BRAXTON
Alfonso Ribeiro


Mike Tyson


Braxton Family


VANESSA BRAXTON & VINCE NEIL OF MOTLEY CRUE
Vince Neil


Steve Bellone honors BM Vodka

Who is Vanessa Braxton?



Vanessa is a retired Structural Engineer who has 20 years of experience in construction and engineering. She used to manage $350 million annual budgets for construction contracts and projects.

Vanessa built her first franchise Burger King 22 years ago, then a Red's restaurant in Manhattan, and also built her own small business that was later acquired.

Black Momma Liquor started as a dream to leave behind a legacy for her kids. The tea transition stemmed from her desire to eliminate chemical additives in her vodkas -- she then sourced tons of tea and decided to sell the rest. Vanessa opened up a crowdfunding campaign after numerous Black Momma fans inquired about investing in their favorite products.

Vanessa still rolls up her sleeves and gets her hand dirty at her manufacturing facility.







Founder





Vanessa Braxton
CEO & President

AND THE REST OF THE TEAM



Darryl McCoy II
VP of Advertising &
Marketing Technologies




Sheila Copeland
VP of Government And
Licensing Organization



George Toolie
VP of National Sales &
Marketing Rep



Dave Campfield
Director & Producer
Commercial Media



Josephine Iannece
Executive Marketing Sales
& Customization

Raised **$1,067,450** From **1304** Investors

FUNDING HISTORY



Evan Jefferson
Certified Financial Educator



Nikcole Cunningham
*I'm a strong and independent black woman
who's a mother, wife and leader. I enjoying
being of service to others and building wealth
with people; especially Black People!*



Shaun C



Myra Key
Financial Literacy Educator & Advocate



Karen X Clark



Jennifer McCall
Happy couple

MORE INVESTORS

Interview

Wefunder interviewed Vanessa Braxton on October 5, 2017.

− COLLAPSE ALL

WF: What does Black Momma Tea and Cafe do? ⌄

BRAXTON: Black Momma Tea and Cafe is essentially the Starbucks of the tea industry. Starbucks is pretty good at sourcing coffee. Similarly, we are purveyors of tea. We source tea from different plantations and co-ops throughout the world and import it to the US. We're also the manufacturer and the distributor. So why not expand into the retail and control the entire chain so there is no middleman! We are changing the market in terms of how people enjoy tea. We already manufacture Black Momma Vodka, Chai Tea Vodka, Green Tea Vodka, Black Momma Cinnamon Agave, and Hibiscus Agave. We make our own biodegradable tea bags, and we have a patented product that's a biodegradable Nespresso compatible pod. We source Organic and Gluten-Free products, we are Kosher-certified and Non-GMO.

WF: You have a lot of brands within the bigger brand. Are you raising money for the bigger brand or are you raising money for the teas? ^

BRAXTON:

We're raising money so that Black Momma Tea & Cafe will have a physical location which is the extension of the bigger brand. Just like how Amazon started online and now their building stores. We're going to have our own brick & mortar stores carrying our products that we first starting selling online. We already have 27,000 customers buying our brands online.

We're not reinventing the wheel, but each cafe is meant to have a liquor license so we won't just be serving tea. We're also going to serve Black Momma's Agave. It's a complete experience with Black Momma Tea and Cafe, and we're seeking funding to build two individual flagship stores. Each location will have a meeting space allowing customers to have private meetings for business and community use. In addition, we are selling food & beverages from local vendors and small manufacturers. Essentially, collaborating will create more manufacturing and more jobs. As Black Momma Tea & Cafe grow and expand, so will these small businesses. We will grow together!

WF: What are your plans to go beyond these first two physical stores? ^

BRAXTON: We're definitely going to franchise the stores once we build the first two brick-and-mortar locations. We have 156 requests from individuals interested in becoming a Franchisee and those requests came from our existing 27,000 + customers. Black Momma Tea & Cafe can currently franchise is in 31 States. We are currently moving forward in registering our Franchise Disclosure Documents in the remaining states which requires registration in the US. In addition, we plan to build additional corporate stores around the US and in the UK. Future outlook locations of our corporate stores in New Jersey, Georgia, Florida, Louisiana, Mississippi, California, Texas, and Oregon. These locations will fortify a standard with our franchisees so they will also have a place to see the working model and for training purposes.

WF: What will it cost to launch the first two stores? ^

BRAXTON: I'm a retired structural engineer, so I know construction very well. Each location will probably be a build-out between $450,000. and $550,000 for the standalone building with a drive-thru. The second location build out for the inline 3500 sq. ft space will be approximately $295,000. We want minimal debt that can bring something back in terms of shareholders value or profitability.

WF: What are your current online sales figures? ^

BRAXTON: Black Momma Tea & Cafe is a startup. We intend to move our online and channel sales of $2.5 million to the BMTC company. This will generate additional revenue and awareness of Black Momma Tea and Cafe stores.

WF: What's new about what you're making? How is it different? ^

BRAXTON: We're different because if you tear open a tea bag right now, you're going to get dust. Those are not tea leaves, that's the dust and leftovers of the actual tea leaves. It's called fanning. People want full tea leaves, but you're not able to get that with the existing tea bags in your average supermarket. In addition, those tea bags have chlorine and chemicals that you are literally dipping into your water. With Black Momma Teas, you're getting the full tea leaves and antioxidants. Also, our tea bags are bio-degradable, non-GMO, and made with plant-based materials. That's the future of the market! People are getting healthier and concerned about what they're putting in their bodies. All of our products are along that same line with that mission.

We're creating a national brand that doesn't already exist as a chain or franchise. Starbucks has over 27,000 stores worldwide. The business model works, but we can do it better with teas. We have tea blends created within our own manufacturing facility and make everything for the tea lover. Most people will only drink one cup of coffee, but they will drink tea all day long.

We offer Boba Tea, Sweet Tea, SmoothTeas (TM), Tea Pops (TM), Chai Tea Cookies, Black Momma Agave, Black Momma Chai Tea Vodka, Black Momma Green Tea Vodka, Black Momma Pomegranate Tea Vodka, Black Momma Peach Tea Vodka, and Black Momma Sour Sop Tea Vodka. We manufacture with an exclusive patented material of our own bio-degradable non-GMO tea bags, which hold whole tea leaves, eliminating the use of a tea steeper. In addition, there will be food and pastries sourced from local and approved vendors.

WF: What were your strategies for making your vodka business succeed? ^

BRAXTON: Engaging directly with the customers at a tasting, international distribution, and having distribution with one of the largest distributors out there, Southern Wines and Spirits. I received a grant from the US government to represent the U.S. at the Hong Kong Wine & Spirits Festival. This exposure allowed other countries to taste Black Momma Vodka and the opportunity to export to their countries. I've been doing a lot of international work. I have a representative in France and Hong Kong. I'm in several restaurants in throughout the U.S. -- Albertson's and the State of Virginia were my first clients, and it expanded from there. We use tea leaves to manufacture our Chai Tea Vodka, Green Tea Vodka, Peach Tea Vodka, and Pomegranate Tea Vodka. This eliminated the use of chemicals and acids which are found in other brands.

the use of chemicals and acids which are found in other brands.

People don't understand that when people talk about "natural flavors," those are chemicals. I was going to do a peach vodka or peach spirit and during the testing, I accidentally dripped the flavoring liquid on my paper and it burned a hole through it! That's when I decided that there has to be a different way other than using synthetic flavoring. If I can't drink it, I won't sell it! My motto is, "Made by a using synthetic flavoring. If I can't drink it, I won't sell it. My motto is, "Made by a woman, for women, but still strong enough for any man." I cater to a lot of women, because as we get older, our body changes. I like to drink. I'd like to continue to drink, but women are very different from men. Women also now have more discretionary income. They have the largest purchasing power. I know because as a mom and a wife, I do all of the purchasing in my household. I always had adverse issues with drinking particular liquor, and now I know why. It was because of the chemicals. You can look at a particular brand. I don't want to name the brand, but everybody knows they have propylene glycol in the product. That's antifreeze. You don't need to have products that have chemicals in them, especially with our alcohol. Alcohol is already a chemical on its own. It does enough harm if you drink too much of it, but when you have organic and it's infused and you don't have added chemicals and added acids, you get a better effect so you won't have the hangovers.

We're not drinking our parent's liquor anymore. This new generation is careful about what they're putting into their bodies because they want to have a long, healthy life and still have a good time. I stress that people should know what they're drinking. Find out if there are chemicals in it and find out if it's made with natural ingredients.

WF: What made you want to pivot from vodka to tea? ^

BRAXTON: When I decided that I wasn't going to use chemicals in my products, I started testing my favorite tea. Tea is a natural brewing agent and it has antioxidants in it, so I thought why not infuse what you're making, the vodka, with the tea. I started infusing natural tea leaves, and I was buying so many kilos of tea from the plantation that I had all of this leftover tea. What do I do? I decided to sell the tea. So now I have Black Momma Tea. The customers loved the tea. So I started researching and working with the plantation, learning about all these different tea blends. I sold a lot of green tea and pomegranate tea in California.

From that, I was going to make a Black Momma Syrup Mixer. I hired a company to be my co-packer because I didn't have my facility yet. I wanted to make something as an ancillary product so if people are buying the vodka they can also get my mix syrup. Then I found out that the mix syrups had a lot of chemicals in them. I started experimenting to make my own Black Momma Syrup Mixer. I had a small fire, and Voila! I developed Black Momma Flavored Agave by accident!

WF: Who are your competitors? How are you different? ^

BRAXTON: Starbucks and smaller tea shops. What makes us different is that we manufacture our own proprietary products. We purchase from gardens directly so there's no middle man. We, cut sift, blend and manufacture our own non-GMO tea bags, which are exclusive and patented. We also manufacture our flavored agave as well as our own tea vodka (our secret blend). In addition, we are organic, kosher, vegan and gluten-free with the majority of our products. Also, we will source products and services with local and small businesses. We are implementing meeting spaces in our stores for community and business use.

WF: How do you acquire customers? ^

BRAXTON: We currently have an existing customer base that already purchases the brand. The physical location and the potential franchises will give greater visibility to the brand. We will use social media campaigns, direct customers engagement via email and through our website, hold specific events within the community, send direct mailers within the vicinity, local radio and local TV networks, and most importantly, use our existing customers as brand ambassadors and affiliates.

WF: How will you make money? ^

BRAXTON: We will generate revenue via the sale of our products served and for resale within the corporate stores. In addition, we will franchise to create more jobs and new small businesses which will expand the need for more small manufacturers in the US. Franchises are available thus far in the following States: Alabama, Alaska, Arizona, Arkansas, Colorado, Delaware, District of Columbia (DC), Florida, Georgia, Idaho, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Vermont, W. Virginia, and Wyoming. It's the intent of each franchise location to possess a liquor license depending on the state and location. In addition, we have applied to incorporate Amazon Lockers at each location with the intent to sell advertising space on the facades of the Lockers. Therefore, upon completion of our buildout, we will generate revenue immediately.

WF: What are your sales numbers over the last year? ^

BRAXTON: It's better than I expected. I didn't even launch the Agave until March. Every time I turned around someone asked me for the Agave. We put it on Amazon and now I'm selling it wholesale. It's very popular online and in supermarkets. One of our wholesale customers has several locations where they make vegan donuts and they order cases every week. There's vendor in Kansas City who buys my Chai Tea and my Agave to make Chai Tea cookies and Chai Tea zucchini bread.

WF: What are your profit margins? ^

BRAXTON: The margins are there when you're the manufacturer and distributor. It is a beautiful thing. That's why I see the success in Black Momma Tea and Cafes. We are exploring the opportunity for our potential Franchisees to have their own wholesale division. We sell to them at cost plus and they will sell wholesale; they can sell specific approved products to local small businesses and wholesale, they can sell specific approved products to local small businesses and restaurants within a certain radius.

WF: How did you come to start these businesses in the first place? ⌃
BRAXTON: I'm a retired structural civil engineer and construction manager for the government. I used to manage $350 million annually for construction contracts and projects. I was also elected as VP of Business Development for the Conference of Minority Transportation Officials for New York. I did 20 years of engineering and construction helping people and businesses get government contracts. I built a Burger King franchise 22 years ago as a woman-owned minority contractor. I was the first African American woman to build a Burger King in New York. In addition, I was the construction manager of Red's Restaurant in Manhattan. I've developed an extensive background not just in government, but also in construction and business.

The liquor company was started for the legacy of my children. When I started to see the market change, a lot of my customers kept asking if they could invest. I kept saying no! They loved the brand and wanted to be involved. Then it hit me, and that's when I started Black Momma Tea and Cafe in August 2017. I've already started the architectural floor plans with the conceptual design. The vision is already there, I can see it! Now it's all coming to fruition with our customers and investors taking this entrepreneur journey with us to the next level.

WF: Why did you choose the liquor business after you retired as an engineer? ⌃
BRAXTON: My grandmother used to make wine in her kitchen, and when you are distilling and blending spirits, you always need an engineer. It's a science. You're putting formulas together. I've always wanted to have my own liquor and one that is better than something like Kettle One, which I used to be a loyalist of.

After I retired, we lived in California, which we loved because the liquor license laws are beautiful. California is definitely a state that helps businesses get off the ground with innovative ideas. The opportunity came about in church. My husband was in a men's group and he happened to ask one of the guys what he did for a living. He said he sells spirits and was trying to get a government contract. My husband suggested he talk to me because I was connected to the government. That's how the issue came up, and I started asking him questions. I ended up getting my license because I was already retired, then I decided to call a couple of people that I knew who could explain the process. I filled out the application, and I got my license within three months. It didn't take me long because I was already cleared in the government system. I knew someone who was having a hard time with the distillery they were starting, so I suggested we partner up. And voila.

You spend money, but then you make money. You also form great relationships with the people in other businesses. A lot of research has gone into it. I have a team, and I have other affiliates just as I've got salespeople who are passionate about it. I've always catered to women because I look at it as a woman just like myself. You won't see Black Momma Vodka in a club. I'm almost 50. I'm not going to be at the club shaking my booty. We're not in that space. We are the soccer moms and the young women who are the new professional women that come out of college and just want to drink high-quality liquor. We have discretionary income, so I'll be making another brand for those women 21 to 28. That's the college crowd. That'll be like Vodka 101 or something to that effect. The pricing for Black Momma Vodka is $33 per bottle. Keeping that high-end niche is key because it's not for everybody. Now everyone is starting to look at the different niches. Everybody's thinking about their health. There are more people with autoimmune disease or who want more gluten-free food and drinks. People don't want sugar and they sure don't want chemicals.

WF: Tell us more about your branding and your motto? ⌃
BRAXTON:

My motto is "Made by a Woman for Women and strong enough for any Man" Black Momma Vodka and Brands. People always ask, 'Why the name?' Well, I'm Black, I'm the Momma, and I make the vodka It's as simple as that! As far as the logo, we were actually drinking vodka when we came up with that!! I look at it in terms of black being positive, especially in finances. Do you want your money in the red or do you want it in the black? Black of course. Black Momma is a positive momma for all of the women out there. These are women who have money to spend on something they want catered to them. That's why the logo is an upside down heart with the words upside down. You can turn it right-side up and we have a hidden message within the logo. People try so hard to figure it out, they end up purchasing the bottle. I love what I'm doing and that's the key. I receive great responses from my customers. I listen to my customers, they are the most important people in the world to this brand. We keep engagement with our customers, they always come back. We stay loyal to them, and they stay loyal to us. I'm passionate about what I'm doing, and these people who are my customers are passionate about it too. It stimulates the brand! if something doesn't fall within the guidelines of what I'm passionate about and it's not good for my customers, then it's not good for Black Momma Tea and Cafe.

WF: What's your timeline for the new stores? ⌃
BRAXTON: In my head, I've already gone and shot the video for the first location! We've got traffic analysis for the two locations. Once we receive the targeted funding goals, we're going to begin construction immediately within the next 3-6 months. The reason why I picked these two locations because it's in the town where I already have a facility, so I'm familiar with the permits and construction

process. I know construction! So building this will be second nature to me. We are transferring our existing website to Black Momma Tea and Cafe so people can follow the process and see what's going on. We are going to put a link on there for anybody that wants to taste any of the products, so they'll know what will be inside of Black Momma Teas and Cafe. In addition, we are sourcing local vendors and small unique brands to collaborate. There are some amazing U.S. small businesses making amazing healthy products. I want to feature them and give them a chance to grow and expand with us.

WF: What made you want to try equity crowdfunding? ^

BRAXTON: The appeal is based on having our customers becoming early stage investors on the ground floor of something that I intend to have around for a very long time. It allows investors to get involved who wouldn't have any other way. That's the beauty of equity crowdfunding. Why not allow our customers the opportunity to get involved with the American dream and grow & expand with us. They're already buying Black Momma products!



Ask a Question ⚙

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Kevin Brown   Feb 10 2018 ⌄

David's Tea has 200 stores with a market cap of 90 million and declining sales. I do wish you the best of luck and do hope that you succeed and persist on your endeavor. Just my opinion but try to grow slow. Consider starting with one store instead of the two. I'm on the fence on this one but agree with the spirit. Anyway, good luck!!!

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Vanessa Small   Jun 7 ⌄

How will your investors make money?

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